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                                                                    EXHIBIT 99.1

N  E  W  S    R  E  L  E  A  S E                   [CORRPRO COMPANIES INC. LOGO]

COMPANY CONTACT              SM BERGER & COMPANY      WORLD HEADQUARTERS
Joseph W. Rog                Stanley M. Berger        1090 Enterprise Drive
Chairman, CEO and President  (216) 464-6400           Medina, OH 44256
(330) 723-5082                                        Phone (330) 723-5082
                                                      Fax (330) 723-0694
                                                      www.corrpro.com
FOR IMMEDIATE RELEASE


    CORRPRO INVESTIGATING ACCOUNTING IRREGULARITIES AT AUSTRALIAN SUBSIDIARY

MEDINA, OHIO, MARCH 20, 2002 - CORRPRO COMPANIES, INC. (AMEX: CO) today announced that it has discovered accounting irregularities caused by apparent internal misconduct in its Australian subsidiary. The irregularities were discovered by Corrpro management in connection with an internal review of the subsidiary's working capital management practices and cash flow problems inconsistent with the subsidiary's reported results. The Company immediately began an internal investigation, which is being conducted under the direction of the Audit Committee of its Board of Directors. The subsidiary's Managing Director has been placed on leave of absence, and two individuals in the subsidiary's accounting department have resigned.

Although the investigation is still in its preliminary stages, the irregularities involve the overstatement of revenues and understatement of expenses by the Australian subsidiary. Based on the preliminary investigation, the Company estimates that the cumulative effect on the Company's consolidated operating income before taxes through December 31, 2001 is believed to be in the range of $4.5 million to $5.3 million. The irregularities appear to date back to at least calendar year 2000. Although the Company believes these estimates to be conservative, it further cautions that these estimated earnings adjustments could increase or decrease.

The Australian subsidiary is in the process of appointing an administrator and commencing voluntary administration proceedings, a process under Australian law providing relief from creditors and an opportunity to determine whether an appropriate plan for the subsidiary's continued operations in Australia can be established. As a result of the appointment, the Company will be required to take a charge to earnings for its loss on investment related to the subsidiary, including certain intercompany balances. Based on currently available information, the Company estimates that the charge to pre-tax earnings will be in the range of $5.3 to $6.7 million. This charge would be taken in the Company's fiscal fourth quarter ending March 31, 2002 and would be in addition to the above-referenced adjustments to income before taxes. Approximately $950,000 of this estimated charge relates to Corrpro's guarantee of the subsidiary's bank debt, with the remaining amount expected to comprise a largely non-cash charge to earnings. The Company also is consulting with its tax advisers to determine the tax effect of the loss. Going forward, results from the subsidiary will not be included in the Company's consolidated financial statements while the subsidiary is subject to voluntary administration.

The Audit Committee of the Company's Board of Directors is conducting the internal investigation and has retained special counsel in connection with the investigation, and they have retained the forensic investigation unit of the independent accounting firm, Deloitte Touche Tohmatsu.

"The Audit Committee is firmly committed to completing a thorough, expeditious investigation. Corrpro will promptly implement all appropriate remedial actions dictated as a result of this investigation," commented Joseph W. Rog, Chairman, Chief Executive Officer and President of the Company. "This Australian situation is particularly disappointing in light of the substantial progress we have made in other areas of our business. We believe the misconduct was confined to the Australian subsidiary. As a

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precaution, the Company is undertaking efforts to confirm the integrity of its accounting systems and controls worldwide.

"We continue to see strong market indicators in our core cathodic protection business and we expect solid EBITDA performance," Mr. Rog continued. "We believe those results can be achieved despite a decline, estimated to be approximately 5% of consolidated revenues, relating to our Navy Paint Preservation coatings work. Further, our back to basics strategy, which has resulted in a significant reduction in our debt and better management of working capital, will continue."

Based on the results of the investigation to date, the Company anticipates that it will not be in compliance with the provisions, including certain financial covenants, of its existing senior secured credit agreement and its senior note facility. The Company is currently in discussions with its bank group and the holder of its senior notes concerning the Company's non-compliance. The remedies available to these lenders upon default by the Company, including acceleration of principal, could have a material adverse impact on the Company's liquidity, its financial position or its ability to operate as a going concern.

As previously reported, it will be necessary for the Company to generate adequate cash flow from its operations to fund its working capital needs and meet its principal payment requirements, or the Company will need to amend its existing loan agreements, refinance its indebtedness or obtain additional capital on reasonable terms. Prior to the discovery of the irregularities, the Company already was in the process of exploring financing alternatives and has recently engaged an investment banking firm to assist the Company in these efforts.

To the extent that the accounting irregularities materially affect previously filed financial statements, the Company expects that it will have to restate its audited financial statements for its fiscal year which ended March 31, 2001 as well as unaudited financial information for the first nine months through December 31, 2001 of its fiscal year ending March 31, 2002, as previously released. In such event, the financial statements for affected periods and accompanying auditor's report should no longer be relied upon. The Company expects to provide a further update to these preliminary estimates as the investigation progresses and additional information becomes available. The Company's regular outside auditing firm, KPMG LLP, is currently undertaking its audit of the Company's financial statements for fiscal year 2002.

The Company also today announced that it has filled its Chief Financial Officer position, which had been temporarily covered by an interim chief financial officer since January 14, 2002. The full text of that announcement accompanies this press release.

THE COMPANY HAS SCHEDULED A CONFERENCE CALL ON THURSDAY, MARCH 21, 2002 BEGINNING AT 11:00 A.M. EASTERN STANDARD TIME. THE CONFERENCE CALL WILL BE FOR INVESTORS AND OTHER INTERESTED PARTIES WHO WOULD LIKE TO LISTEN. THE CONFERENCE CALL MAY BE ACCESSED FROM THE UNITED STATES OR CANADA AT 1-888-881-4892, AND FROM OTHER COUNTRIES AT 1-416-640-4127. INVESTORS AND INTERESTED PARTIES SHOULD CALL IN APPROXIMATELY 10 MINUTES BEFORE THE CONFERENCE CALL BEGINS. A REPLAY OF THE CONFERENCE CALL WILL BE AVAILABLE BEGINNING THURSDAY, MARCH 21, 2002 AT 1:00 P.M. EASTERN STANDARD TIME AND IS AVAILABLE THROUGH MIDNIGHT EASTERN STANDARD TIME ON SATURDAY, MARCH 23, 2002. THE REPLAY CAN BE ACCESSED FROM THE UNITED STATES AT 1-877-289-8525 AND AT 1-416-640-1917 OUTSIDE THE UNITED STATES. THE ACCESS CODE FOR THE REPLAY IS 179947.

Corrpro, headquartered in Medina, Ohio, with over 60 offices worldwide, is the leading provider of corrosion control engineering services, systems and equipment to the infrastructure, environmental and energy markets around the world. Corrpro is the leading provider of cathodic protection systems and engineering services, as well as the leading supplier of corrosion protection services relating to coatings, pipeline integrity and reinforced concrete structures.


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Except for historical information, the matters discussed in this press release are forward-looking statements relating to the business of the Company. The forward-looking statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions are intended to identify such forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause its actual results to differ materially from those matters expressed or implied by forward-looking statements: the ultimate outcome of the Audit Committee's investigation of accounting irregularities; the results of the financial statement restatement process and the audit of any anticipated restatement of the Company's financial statements as a result of accounting irregularities; the impact of any litigation or regulatory process related to the financial statement restatement process; the Company's ability to extend, amend or refinance its existing debt, the availability to the Company of external sources of financing and capital (the failure to receive which would have a material adverse effect on the Company's results of operations and financial condition) and the terms and timing thereof; the impact and results of the voluntary administration proceedings for the Australian subsidiary; the Company's mix of products and services; the timing of jobs; the availability and value of larger jobs; qualification requirements and termination provisions relating to government jobs; the impact of inclement weather on the Company's operations; the impact of energy prices on the Company's and its customers' businesses; adverse developments in pending litigation or regulatory matters; the impact of existing, new or changed regulatory initiatives; the Company's ability to satisfy the listing requirements of the AMEX or any other national exchange on which its shares are or will be listed or otherwise provide a trading venue for its shares; and the impact of changing global political and economic conditions. Additional factors that may affect the Company's business and performance are set forth in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update any of the information contained or referenced in this press release.